                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of April, 2014, Charles Schwab & Co., Inc. acquired control due to ownership of greater than 25% of CVR Dynamic Allocation Fund's(the "Fund") outstanding shares. Charles Schwab & Co., Inc. owned 41.6 % of the Fund and thus controlled the Fund as of that date.